

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Robert Chvátal
Chief Executive Officer
Allwyn Entertainment AG
Weinmarkt 9 6004
Lucerne, Switzerland

      Re: Allwyn Entertainment AG
          Draft Registration Statement on Form F-4
          Submitted February 18, 2022
          CIK No. 0001908211

Dear Mr. Chvátal:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 filed February 18, 2022

Notice Of The Extraordinary General Meeting Of Stockholders, page ii

1.   We note your disclosure, "At or substantially concurrently with the Closing Date, Swiss NewCo will distribute the Available Cohn Robbins Cash in the following order of priority: ... v. fifth, one-third of any remaining amount shall be retained on the balance sheet of Swiss NewCo as additional primary proceeds and two-thirds shall be distributed to KKCG (the aggregate amount of the payments made to KKCG pursuant to clauses (iii) and (v), the "*KKCG Cash Consideration*")." Here and in appropriate places in your filing, so stockholders can evaluate fully the proposed transaction, please disclose the approximate dollar amount of the KKCG Cash Consideration.

2.   We note that Cohn Robbins Initial Shareholders and the other officers and directors of Cohn Robbins have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Q: What will happen in the Business Combination?, page 17

3.   Explain why you are not engaging in an exchange of shares directly with Swiss NewCo and why the transaction has been structured to include multiple steps leading up to owning an interest in Swiss NewCo.

Q. What will holders of Cohn Robbins Ordinary Shares, Cohn Robbins, Public Warrants and SAZKA Shareholders each receive...?, page 19

4.   Elaborate upon exactly what each holder will receive in the Business Combination, given the varying ratios applicable to different shareholders and the different outcomes depending upon underlying variables. Include illustrative examples, with a view to informing shareholders of the various possible outcomes of the amounts of cash and number of Class A and B shares.

Q. Do I have redemption rights?, page 25

5.   Explain how the Bonus Cohn Robbins Class A Shares Available to Non-Redeeming Holders, represented by 6.62 million shares in the table, are captured in the Merger Consideration, as that term is defined elsewhere.

Q; What happens to the funds held in the Trust Account upon consummation of the Business Combination?, page 31

6.   Revise this discussion to incorporate the concept of "Available Cohn Robbins Cash," considering it appears that the funds in the trust account, along with the proceeds from the PIPE financing, are anticipated to be used for more than the purposes described here, such as the Primrose Cash Distribution and the KKCG Cash Consideration.

Summary, page 36

7.   In an appropriate place in your summary please disclose that the Swiss NewCo Class A Shares to be received by KKCG AG has four times the voting power of the holders of Swiss NewCo Class B Shares to be received by the stockholders of Cohn Robbins. Also, where you discuss the "higher voting power" of such shares in the Letter to Shareholders, revise to quantify the voting power expected to be held by KKCG after the Business Combination and state, if true, that such shares give KKCG the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

The PIPE Investment, page 42

8.   Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE private placement contemplated at the time of the business combination, here and where you mention this investment as a conflict of interest. Clarify the nature of the "Third-Party PIPE Investors" and whether the SPAC's directors, officers or their affiliates will participate in the private placement, outside of your acknowledgment of the Cohn Robbins Sponsor's participation.

Summary Key Segmental Metrics and Pro Rata Financial Information , page 65

9.   We note that your presentation of "pro rata" non-IFRS measures, GGR, NGR, Adjusted EBITDA, and other metrics is based on consolidating 100% of the operations of all segments including entities that are accounted for under the equity method. Since in the equity method of accounting you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item, please tell us how you determined that these adjustments do not result in a tailored recognition and measurement method. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

10.   We note several instances where you present Adjusted EBIDTA Margin without providing the comparable IFRS margin. Where presenting Non-IFRS margins, please present the comparable IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

11.   We note you present Net Gaming Revenue which is computed as Gross Gaming Revenue less Gaming Taxes. Please disclose why management believes the presentation of this non-IFRS measure provides useful information to investors regarding your financial condition and results of operations and how management utilizes this measure. Refer to Item 10(e)(1)(i)(C)(D) of Regulation S-K.

12.   We note you present the measures, Capital expenditures, Adjusted Free Cash Flow and Cash Conversion. Please disclose why management believes the presentation of these non-IFRS measures provides useful information to investors regarding your financial condition and results of operations and how management utilizes these measures. In addition, please provide a reconciliation to the most directly comparable IFRS measure. Please note that reconciliations should be provided on a segment and consolidated basis if the non-IFRS measures are presented on a segment and consolidated basis. Refer to Item 10(e)(1)(i) of Regulation S-K.

Certain Segmental Information on 100% Basis and Non-IFRS Financial Measures, page 69

13.   We note your presentation of Adjusted EBITDA for each reporting segment as a non-IFRS performance measures. Please revise your reconciliation of these measures to begin with operating income which is the most directly comparable IFRS measure. Refer to Item 10(e)(1)(i)(A).

14.   We note that you have recorded adjustments for Covid-19 related extraordinary costs and other adjustments and write-offs in your Greece and Cyprus Adjusted EBITDA reconciliation on page 70. Please tell us and clearly disclose what these adjustments represent and how they were computed.

Certain Consolidated Unaudited Non-IFRS Financial Information, page 72

15.   We note your presentation of Adjusted EBITDA as a non-IFRS performance measures. Please revise your reconciliation of this measures to begin with net income/loss which is the most directly comparable IFRS measure. Refer to Item 10(e)(1)(i)(A) and Question 103.2 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

16.   We note you presentation of Operating EBITDA. Please disclose why management believes the presentation of this non-IFRS measure provides useful information to investors regarding your financial condition and results of operations and how management utilizes this measure, particularly considering you already present the non-IFRS measure, Adjusted EBITDA. Refer to Item 10(e)(1)(i)(C)(D) of Regulation S-K.

Material Tax Considerations, page 141

17.   Your disclosure appears to assume that the SPAC Merger qualifies as an F Reorganization in order for U.S. Holders of your securities to have no tax consequences as a result of the SPAC Merger. Because your disclosure depends upon the legal conclusion as to whether the merger qualifies as an F reorganization, and such event appears to be tax-free, you may not assume this conclusion and must provide an opinion as to how the merger qualifies. Revise your disclosure accordingly and provide an opinion as such, consistent with Item 601(b)(8) of Regulation S-K.

Business of Sazka Entertainment, page 174

18.   Where you describe your Market Share and indicate 100% in a particular market, clarify whether this share is exclusive so that readers can appreciate the ability for competitors to dilute your market share in the future.

<u>Sazka Entertainment's Management's Discussion and Analysis...</u>
<u>Online Distribution Channels, page 223</u>

19.   Revise to depict Italy's online and physical retain distribution channels. Also, tell us why
       you have excluded casinos and land-based sports betting from your depiction of Austria's
       physical results.

<u>Private Placement Warrants, page 314</u>

20.   Please highlight the material risks to public warrant holders, including those arising from
       differences between private and public warrants. Clarify whether recent common stock
       trading prices exceed the threshold that would allow the company to redeem public
       warrants. Clearly explain the steps, if any, the company will take to notify all
       shareholders, including beneficial owners, regarding when the warrants become eligible
       for redemption.

<u>Share Ownership in Swiss NewCo, page 337</u>

21.   Please disclose the percentage of outstanding shares the Class A shareholder must
       maintain to continue control the outcome of matters submitted to shareholders for
       approval. Please also disclose that your capital structure may have anti-takeover effects
       preventing a change in control transaction that shareholders might consider in their best
       interest. In addition, please disclosed that future issuances of Class A shares may be
       dilutive to Class B shareholders.

<u>Proposal No. 1 - The Business Combination Proposal</u>
<u>Certain Engagements in Connection with the Business Combination and Related Transactions,
page 355</u>

22.   We note that Credit Suisse performed additional services after the IPO, including equity
       capital markets advisory services on the potential business combination, and part of the
       IPO underwriting fee was deferred and conditioned on completion of a business
       combination. Elaborate upon the role Credit Suisse played as equity capital market
       advisor. Quantify the aggregate fees payable to Credit Suisse that are contingent on
       completion of the business combination for all services provided.

<u>Background of the Business Combination, page 363</u>

23.   Please revise to include diagrams detailing the various transaction steps leading up to
       completion of the Business Combination, including the various ownership interests of the
       respective parties to the transaction.

24.   Elaborate upon why discussions ceased with respect to the 10 targets to whom non-
       binding letters of intent or term sheets were issued and disclose whether any of the 10
       targets provided counter-offers or accepted the terms with a view to continuing
       discussions with you.

25. On page 365 we note your disclosure "Cohn Robbins continued to actively pursue one (1) other potential business combination target until October 1, 2021." Please briefly describe the unidentified target and why you chose to cease discussions and agree to an exclusivity period with SAZKA Entertainment.

26. Quantify the valuation amount(s), including enterprise values, of SAZKA Entertainment shared by Cohn Robbins between July 12, 2021 and October 1, 2021, how the amounts were arrived at and how those amounts changed over time, if at all, leading up to the $11.6 billion enterprise value. Explain why the enterprise value was adjusted downward on January 9, 2022 to $9.3 billion.

27. On page 366 in the second full paragraph you disclose, in part, "After further discussions and meetings between representatives of Cohn Robbins and representatives of each of SAZKA Entertainment and KKCG, Cohn Robbins provided to SAZKA Entertainment and KKCG subsequent proposal letters on the proposed terms of an initial business combination with SAZKA Entertainment on July 29, 2021 and August 24, 2021." For each meeting in your descriptions of the Background, please revise to more clearly identify each person in attendance at each meeting and the terms that were discussed and revised, and why.

28. Clarify how the number of newly issued common shares would be determined, pursuant to the Term Sheet terms discussed on page 367.

29. We note disclosure that Citi is acting as your exclusive financial advisor in connection with the Business Combination and that Citi participated in meetings to discuss key commercial points of the Term Sheet, including the enterprise valuation. Revise to elaborate upon Citi's role as financial advisor and clarify whether Citi prepare any financial analyses for your Board. If so, revise to summarize the analysis consistent with Item 4.(b). of Form S-4 and Item 1015(b)(6) of Regulation M-A.

The Cohn Robbins Board's Reasons for the Business Combination, page 373

30. Considering your Board appears to place some weight upon the criteria listed on page 373, please revise to specify the "several criteria and guidelines" the Board believed were met with the recommended Business Combination.

31. Elaborate upon your discussion of "Attractive Entry Valuation" to explain how the $9.3 enterprise value was calculated and the basis for the Board's belief that it is attractive and a factor in favor of approving the merger.

32. Elaborate upon the value of the aggregate consideration to be paid and how it was determined to be reasonable in light of the historical and prospective financial information mentioned in the factor "Reasonableness of Aggregate Consideration."

Projected Financial Information, page 377

33.   Where you depict the Group pro rata Adjusted EBITDA on page 380, please clearly
        delineate between the events that have already occurred (since 2019) and are projected to
        occur, in order to put this data in context. In this regard, please ensure that this discussion
        includes a robust discussion of the "growth strategies [to] grow sales and improve
        margins," which the Board relied upon as a factor in approving this transaction. It is
        unclear why your disclosure about assumptions is blank, if the Board considered this
        information already in approving the transaction; please revise.

34.   Explain why the projected information here differs from the investor presentation dated
        January 21, 2022, which includes public comparables and comparable company
        benchmarking.

SAZKA Group Consolidated financial statements for the year ended 31 December 2020 and
2019
Notes to the consolidated financial statements
2.3 Composition of the Group, page F-69

35.   We note that you have a 36% effective interest in OPAP S.A. (OPAP) as of December 31,
        2020. We also note that through your investment in OPAP you began consolidating
        Stoiximan beginning November 18, 2020 while you have effective interest in Stoiximan
        of 30.5% as of December 31, 2020. Please provide us with a detailed analysis of each of
        the factors in IFRS 10 in determining that you have control for these entities. Please also
        disclose the dollar value of assets, liabilities, revenue and net income included in your
        consolidated financial statements related to these entities and provide all of the disclosure
        required by IFRS 12.

Note 3. Significant accounting policies
(d) Revenue recognition and accounting for winnings, page F-77

36.   We note your disclosure that revenues are shown net of value added tax and estimated
        discounts. Please tell us what these discounts represent and how they are accounted for.
        Please cite the specific authoritative literature you utilized to support your accounting
        treatment.

37.   We note from your disclosure regarding the disaggregation of revenue in footnote 8 on
        page F-114 and the disclosure on page 188 that you earn revenue from your iGaming
        product line. Please revise your disclosure to provide your revenue recognition
        accounting policy and the required disclosures under IFRS 15 as it relates to iGaming.

38.   We note from your disclosure that when unclaimed prizes for Instant lotteries (scratch cards) can be recognized as revenue, a provision is recognized instead of unpaid earning. Please clarify your revenue recognition policy as to when unclaimed prizes can be recognized as revenue and cite the specific authoritative literature you utilized to support your accounting treatment.

39.   Please clarify your revenue recognition policy for Betting (odds bets) on a series of events, in which revenue is recognized when the last event is known. Please expand your disclosure to discuss your performance obligation(s) to the customers and who determines when the last event in a series of events occurs. Please cite the specific authoritative accounting literature you utilized to support your accounting treatment.

40.   We note your disclosure of revenue from mobile virtual network operator services. Please provide us with a detailed discussion of the type of customer that utilizes this service, the specific good or service being provided, the company's performance obligation(s), the contract duration and how the fees are charged as it relates to this revenue stream. Please cite the specific authoritative literature you utilized to support your accounting treatment.

41.   We note your disclosure of revenue from mobile phone top-up. Please provide us with a detailed discussion of the type of customer that utilizes this service, the specific good or service being provided, the company's performance obligation(s), the contract duration and how the fees are charged as it relates to this revenue stream. Please cite the specific authoritative literature you utilized to support your accounting treatment.

       In addition, please provide us with your basis for concluding whether to recognize revenue from mobile top-up as a principal vs. an agent under IFRS 15.

42.   We note you disclosure on page F-88 that gaming contracts are considered to be financial derivatives under IFRS 9, if in the transactions, the gaming institution takes a position against its customers. Please quantify the amount and clarify if you record such derivative gains/losses in the Revenue from gaming activities (GGR) or where in your statement of operations you are presenting such revenues.

43.   We note from your disclosure on page F-93 that you record a warranty provision upon the sale of a particular product or the provision of a service. Please tell us the types of warranties that are provided and how these warranties are accounted for under IFRS 15.

Note 7. Operating segments and alternative performance measures, page F-108

44.   We note you present several alternative performance measures which are not defined under IFRS in your segment disclosure. Please tell us how the presentation of each of these measures is appropriate under the guidance of IFRS 8, particularly paragraphs 25 and 26.

45.   We note your presentation of two additional columns "of which Austrian Lotteries" and "of which Stoixman". Please tell us your basis for presenting this information in your segment footnote and cite the specific authoritative literature you utilized to support your accounting treatment.

General

46.   In appropriate place in your filing disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels you disclose, including any needed assumptions.

47.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your disclosure related to dilution.

        You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services